KPMG PEAT MARWICK LLP



Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Greentree Software, Inc. (herein referred to as the "Registrant", "Company" and/or "Greentree") and, under the date of September 11, 1996, we reported on the consolidated financial statements of Greentree Software, Inc. as of May 31, 1996 and 1995, and for the years then ended. Our report contained an explanatory paragraph that stated that "the accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Notes 1 and 5 to the financial statements, the Company has incurred substantial losses from operations, has a working capital deficit, an accumulated deficit, and a liquidity deficiency, and is currently party to two lawsuits, one of which involves its rights to continue to sell its primary product. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty."

On May 15, 1997 we were notified that our appointment as principle accountants was terminated. We have read Greentree Software, Inc.'s statements included under Item 4 of its Form 8-K dated May 15, 1997, and filed as of May 22, 1997, and we agree with such statements, except that:

1. In connection with our responsibilities under Statement on Auditing Standards No. 61. Communication with Audit Committees, we furnished the Company a letter addressed to the Audit Committee of the Board of Directors, dated September 11, 1996. While the Company indicated in its Form 8-K that "...no 'reportable events' occurred within the Registrant's two most recent fiscal years...", included in this letter, among other things, in a section entitled "Internal Control", were the following comments:

           In planning and performing our audit of the financial statements of Greentree we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the

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           financial statements and not to provide assurance on internal control. However, we noted certain matters which we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants ("AICPA"). Reportable conditions are matters coming to our attention that, in our judgment, relate to significant deficiencies in the design or operation of internal control, and could adversely affect Greentree's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions.

           A material weakness is a reportable condition in which the design or operation (or lack thereof) of specific internal controls does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements of Greentree may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

           During the course of our audit, we need the matters below which we believe are reportable conditions, and in certain instances material weaknesses, in internal control. These matters include the following:

           (1)  Segregation of Duties

                Due to the Company's relatively small number of employees, segregation of duties does, for the most part, not exist. Without segregation of duties, an entity is more susceptible to 'management override', and has diminished safeguard controls over assets, including cash. We recommend that duties be segregated, to the extent possible, in the more sensitive areas to reduce any risk of loss to the Company.


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           (2)  Record Retention

                During the course of our audit, we noted that the Company was unable to deliver to us many requested documents from its files. In such instances, it was necessary for Company personnel to obtain requested documents from attorneys or other third parties. We recommend that the company establish and maintain a record retention process as part of an effective internal control structure.

           (3)  Revenue Recognition

                During fiscal 1996, the Company recognized certain revenues prior to completing all of its significant obligations. Additionally, we noted instances when the then Chief Financial Officer recognized revenue based upon instructions from senior management, without sufficient supporting paperwork. In both instances, these revenues were reversed during the audit process. We recommend that an appropriate individual be identified to review all potential sales prior to recording to ensure that such transactions comply with revenue recognition criteria established by the AICPA's Statement of Position 91-1 Software Revenue Recognition and that the documentation of such transactions is complete.

                We also noted that the Company did not obtain signed license agreements on a substantial majority of product shipments during fiscal 1996. The Company in prior years had followed the practice of obtaining such agreements prior to recording revenue. We recommend that signed license agreements be obtained by the Company in all practical instances, consistent with its prior practice.

           These conditions were considered in determining the nature, timing, and extent of the audit rests applied in our audit of the financial

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           statements as of and for the year ended May 31, 1996, and this letter does not affect our report dated September 11, 1996 on such financial statements. We have not considered Greentree's internal control structure since the date of our report.

      In a later section of the letter entitled "Disagreements with Management", we indicated that:

           There were no disagreements with management on financial accounting and reporting matters that, if not satisfactorily resolved, would have caused a modification to our report on Greentree's 1996 financial statements.

2. We are not in a position to agree or disagree with Greentree's statements that:

     a. On May 15, 1997, the Board of Directors of (Greentree), authorized the Company to engage Price Waterhouse LLP ...as the Registrant's independent public accountants for the fiscal year ending May 31, 1997, subject to the Chief Financial Officer of the Registrant confirming acceptance by (Price Waterhouse LLP) of such appointment and notifying (KPMG Peat Marwick LLP):

     b. On May 15, 1997, the Registrant advised ...(Price Waterhouse LLP) of its decision;

     c. On May 15, 1997, (Price Waterhouse LLP) advised the Registrant that it accepted the appointment and the Company officially engaged (Price Waterhouse LLP) as its independent public accountants for the fiscal year ending May 31, 1997;

     d. The Registrant's decision to employ (Price Waterhouse LLP) rather than (KPMN Peat Marwick LLP) was the result of the Registrant's decision to move its executive offices to Eden Prairie, Minnesota, upon the hiring of Mr. (Joseph) Mooney as Chief Executive Officer,

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          and the fact that the Registrant wanted to utilize the services locally of a large independent public accounting firm which had particular expertise in the software industry;

     e. ... no 'reportable events' occurred within the interim period ending on May 15, 1997, prior to (KPMG Peat Marwick LLP's) dismissal;

     f. Neither the Registrant nor any person acting on its behalf, prior to the engagement of (Price Waterhouse LLP), consulted (Price Waterhouse
          LLP) regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Registrant's financial statements.

Very truly yours,


KPMG PEAT MARWICK LLP


St. Petersburg, Florida
May 28, 1997

cc:   Mr. Joseph Mooney
      Greentree Software, Inc.